

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Anthony Orso
Principal Executive Officer
CFCRE Commercial Mortgage Trust 2011-C2
c/o CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, New York 10022

>   Re: **CFCRE Commercial Mortgage Trust 2011-C2**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 333-172863-01**

Dear Mr. Orso:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert Errett

                                        Robert Errett
                                        Special Counsel

cc: Jill Weinstein
       Michael DeMarco